Filed by Encana Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Encana Corporation (Commission File No. 001-15226) 3Q19 Conference Call October 31, 2019Filed by Encana Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Encana Corporation (Commission File No. 001-15226) 3Q19 Conference Call October 31, 2019

2

Today's Call

1 Strong 3Q financials and YTD 2019 highlights
- CFPS beat
- Raised FY production guide due to Anadarko basin performance

2 U.S. Domicile & Brand
- Enables larger exposure to passive capital markets

3 2020 Outlook
- Generate free cash flow and competitive liquids growth
- FCF dedicated to balance sheet


encana

3Q HIGHLIGHTS

Demonstrate Profitable Business

3

Net Earnings $149 MM $0.11 / share	Cash Flow ₮ $817 MM $0.62 / share	Free Cash Flow ₮ $251 MM Continued FCF generation in 4Q19
Buyback ~197 MM SHS. YTD ~13% of O/S shares	Dividend +25% YTD	Liquidity ₮ ~$3.4B ~10-yr avg Bond Tenor, Investment Grade

₮ Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company's website encana

4 YTD 2019 Highlights • Raised G&A synergy estimate post acquisition for 3rd time o $200 MM annualized G&A, (original $125 MM) o Anadarko D&C $1.4 MM per well Proven Free Cash Flow Generation 250 • Raised ‘19 production guidance while capital unchanged ~$230 MM o Strong 3Q production – significantly above 2H target ranges 200 • Returned cash to shareholders $140 MM 150 Additional o Completed $1.25B buyback program (197 MM shs., ~13% O/S) FCF in 4Q19 o Increased dividend 25% 100 Ŧ • ~$230 MM of YTD free cash flow , excluding acquisition & 50 restructuring costs 2.5% 4.2% 0 • Completed sale of non-core China & Arkoma assets 2018 Full Year 2019 Q3 YTD FCF excl. acquisition costs FCF Yield • Enhanced leadership for long-term succession and continuity • Announced plans to establish corporate domicile in the United States to unlock shareholder value Ŧ Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website Note: Transaction and restructuring costs of $167 MM. Free cash flow yield calculated using Non-GAAP free cash flow divided by market capitalization at end of period4 YTD 2019 Highlights • Raised G&A synergy estimate post acquisition for 3rd time o $200 MM annualized G&A, (original $125 MM) o Anadarko D&C $1.4 MM per well Proven Free Cash Flow Generation 250 • Raised ‘19 production guidance while capital unchanged ~$230 MM o Strong 3Q production – significantly above 2H target ranges 200 • Returned cash to shareholders $140 MM 150 Additional o Completed $1.25B buyback program (197 MM shs., ~13% O/S) FCF in 4Q19 o Increased dividend 25% 100 Ŧ • ~$230 MM of YTD free cash flow , excluding acquisition & 50 restructuring costs 2.5% 4.2% 0 • Completed sale of non-core China & Arkoma assets 2018 Full Year 2019 Q3 YTD FCF excl. acquisition costs FCF Yield • Enhanced leadership for long-term succession and continuity • Announced plans to establish corporate domicile in the United States to unlock shareholder value Ŧ Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company’s website Note: Transaction and restructuring costs of $167 MM. Free cash flow yield calculated using Non-GAAP free cash flow divided by market capitalization at end of period

5

3Q19 Asset Level Highlights

Permian

- Production: 111 MBOE/D
  - Efficient growth: 13% YoY growth with 4-rig program
- Strong Howard County results
  - 28 gross wells online in 2019 above expectations
- Continued operational execution
  - Optimized wellbore design reducing $/lateral ft. ~11% QoQ
  - 100% recycled water on 3Q cubes (40% cost savings vs '16)

Anadarko

- Production: 162 MBOE/D
  - 57 Mbbls/d of oil and condensate volumes
  - Liquids up 16% YoY proforma
- $1.4 MM reduction in D&C costs
  - Pacesetter wells under $6.0 MM
- Strong, consistent well results generating high returns

Montney

- Production: 210 MBOE/D
  - 54 Mbbls/d of liquids volumes, 22% 3Q19 YoY growth
  - Growing high margin condensate, gas production flat
  - Continued condensate type curve outperformance ~20%
- Condensate continues to realize ~90% of WTI
  - Strong Edmonton condensate price supports well economics
- Shorter cycle times accelerating project payouts

Base Assets

- Production: 105 MBOE/D
  - **Williston:** Infill well outperformance increases inventory
  - **Eagle Ford:** Strong well performance and operational execution continues to drive free cash flow
  - **Duvernay:** Recent 2-well pad averaging 750 bbl/d of condensate per well over first 150 days

Note: Base assets include Eagle Ford, Williston, Duvernay and Uinta encana

ANADARKO 6 Strong Operational Performance • Current production of 162 MBOE/D (1) o 2019 program tracking oil type curve All 2019 STACK Wells (103 Gross Meramec) 150 o Base production contributing to outperformance • Premium Black Oil acreage and leading execution delivering top tier returns 100 o Cube development leading to ~90-day cycle times o Increased completion efficiency: +21% average pump time 50 and >2X increase in pumped fluid volumes 3Q19 vs ’18 35% Reduction in YTD Cycle Times (days) 0 145 0 60 120 180 240 300 360 112 91 Producing Days Legacy NFX operations 2019 STACK Production YTD STACK 2019 TC Q1 Q2 Q3 1Q 2Q 3Q PROVING OPERATIONAL EXCELLENCE Faster cycle times = lower costs, accelerated learnings, and higher returns (1) Normalized to 10,000’ lateral length Mbbls (Oil)ANADARKO 6 Strong Operational Performance • Current production of 162 MBOE/D (1) o 2019 program tracking oil type curve All 2019 STACK Wells (103 Gross Meramec) 150 o Base production contributing to outperformance • Premium Black Oil acreage and leading execution delivering top tier returns 100 o Cube development leading to ~90-day cycle times o Increased completion efficiency: +21% average pump time 50 and >2X increase in pumped fluid volumes 3Q19 vs ’18 35% Reduction in YTD Cycle Times (days) 0 145 0 60 120 180 240 300 360 112 91 Producing Days Legacy NFX operations 2019 STACK Production YTD STACK 2019 TC Q1 Q2 Q3 1Q 2Q 3Q PROVING OPERATIONAL EXCELLENCE Faster cycle times = lower costs, accelerated learnings, and higher returns (1) Normalized to 10,000’ lateral length Mbbls (Oil)

ANADARKO 7 STACK Cubes Posting Consistent Results 1 Encana Cube Wells (40 Gross)  • Oil outperformance driving returns 150 o 40 high intensity ECA cube-style completions showing 100 strong results at 6 – 8 wells per section with similar job size 50 o 24 legacy Black Oil wells tracking type curve 0 0 60 120 180 240 300 360 Initial ECA Cube Style Completions (6 – 8 wells per section) 1 Encana Cube Wells (40 Gross)  300 250 200 150 100 50 0 0 60 120 180 240 300 360 Producing Days Pre ECA (24 Wells) Cube Dev (40 Wells) STACK 2019 TC (1) Normalized to 10,000’ lateral length MBOE Mbbls(Oil)ANADARKO 7 STACK Cubes Posting Consistent Results 1 Encana Cube Wells (40 Gross) • Oil outperformance driving returns 150 o 40 high intensity ECA cube-style completions showing 100 strong results at 6 – 8 wells per section with similar job size 50 o 24 legacy Black Oil wells tracking type curve 0 0 60 120 180 240 300 360 Initial ECA Cube Style Completions (6 – 8 wells per section) 1 Encana Cube Wells (40 Gross) 300 250 200 150 100 50 0 0 60 120 180 240 300 360 Producing Days Pre ECA (24 Wells) Cube Dev (40 Wells) STACK 2019 TC (1) Normalized to 10,000’ lateral length MBOE Mbbls(Oil)

8

STACK Competes Across Industry

Driving Competitive returns

- ✓ Contiguous core acreage in heart of play
- ✓ Favorable royalty structure
- ✓ Industry leading D&C costs
- ✓ Advantaged marketing arrangements
- ✓ Efficient cost structure at scale

STACK returns compete with Permian: >50% IRR (BTAX)



STACK Day Webcast & Field Tour

- January 29 & 30, 2020
  - Oklahoma City, webcast & field tour
- Additional data at time of event

MARK YOUR CALENDAR

9

U.S. Domicile Increases Access to Capital

Why?	Highlights
Shareholder friendly providing additional liquidity & capital market access	• Passive investing trend continues to rise • Required for inclusion in many U.S. index funds
Aligns Encana with U.S. domiciled peers	• U.S. peers realize substantially more passive ownership • U.S. equity market is substantially larger vs. CAN
Leading unconv. oil and condensate company	• >600 MBOE/D with >235 Mbbls/d of crude & condensate • >80% of 2019 capital investment in the U.S.
Reflects transformation to the "New E&P"	• Scale & capital discipline providing recurring FCF₸ generation • Investment grade rated with de-leveraging profile
Low cost opportunity to unlock value [1]	• Remain dual listed on NYSE & TSX • No changes to business plan, operations or strategy
	SHAREHOLDER VOTE EARLY 2020

₸ Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company's website
(1) Shareholder Q&A available on our website. Preliminary proxy statement / prospectus to be filed on EDGAR and SEDAR in early November 2019 encana

10 U.S. Domicile Unlocks Value • Increases equity liquidity & capital market access o U.S. domicile required to access many U.S. equity indices o Passive investing continues to gain momentum Equity Market o Unlocks value through additional market exposure 1 Size CAN U.S. • Levels playing field with comparable peers U.S. domicile provides additional access o Key U.S. peers have advantage of U.S. domicile which to a substantially larger U.S. equity market enables access to larger passive investment capital markets Shareholder Friendly ECA U.S. Peers • Remain dual listed on NYSE & TSX <10% ~30% • No change to operations or strategy Passive Peer 2 +20% Ownership • Shareholder vote early 2020 U.S. Peers benefit from larger passive ownership Note: Public Filings and FactSet market data as of June 30, 2019 (1) Morningstar market data as of September 30, 2019. Reflects U.S. and Canadian Exchange Traded Fund assets as a proxy for equity market size comparison (2) Represents average passive fund ownership of U.S. Peers. U.S. Peers consist of APA, CLR, COG, CXO, DVN, EOG, MRO, NBL, PXD10 U.S. Domicile Unlocks Value • Increases equity liquidity & capital market access o U.S. domicile required to access many U.S. equity indices o Passive investing continues to gain momentum Equity Market o Unlocks value through additional market exposure 1 Size CAN U.S. • Levels playing field with comparable peers U.S. domicile provides additional access o Key U.S. peers have advantage of U.S. domicile which to a substantially larger U.S. equity market enables access to larger passive investment capital markets Shareholder Friendly ECA U.S. Peers • Remain dual listed on NYSE & TSX <10% ~30% • No change to operations or strategy Passive Peer 2 +20% Ownership • Shareholder vote early 2020 U.S. Peers benefit from larger passive ownership Note: Public Filings and FactSet market data as of June 30, 2019 (1) Morningstar market data as of September 30, 2019. Reflects U.S. and Canadian Exchange Traded Fund assets as a proxy for equity market size comparison (2) Represents average passive fund ownership of U.S. Peers. U.S. Peers consist of APA, CLR, COG, CXO, DVN, EOG, MRO, NBL, PXD

11 Ovintiv: A New Brand for the New E&P Sustainable Innovation Capital Business and Discipline Model Technology To make modern life possible for all. Culture of Socially Agile and Excellence Responsible Adaptive NYSE: OVV* TSX: OVV* * Completion of the name change (including ticker), share consolidation and U.S. domestication subject to shareholder, stock exchange and court approvals; expected in early 202011 Ovintiv: A New Brand for the New E&P Sustainable Innovation Capital Business and Discipline Model Technology To make modern life possible for all. Culture of Socially Agile and Excellence Responsible Adaptive NYSE: OVV* TSX: OVV* * Completion of the name change (including ticker), share consolidation and U.S. domestication subject to shareholder, stock exchange and court approvals; expected in early 2020

12

Strong Execution has Built a Strong Business

- Scale & capital discipline providing recurring free cash flow ₮ generation
- Liquids focus expanding cash flow margin ₮ (~55% liquids production)
- Commitment to return of cash – $1.25B buyback & +25% dividend YTD
- Strong balance sheet and de-leveraging profile (Investment Grade & $3.4B of liquidity)

Substantial SEC Proved Reserves


2013
Today
85%
Gas
55%
Liquids
~1.5 BBOE
~2.0 BBOE

Oil & Condensate Growth


Mbbls/d
35
237
~7x
2013
3Q19

Strong Balance Sheet & Cash Flow


Cash Flow 1,₮
Debt / Adj Cap ₮
$2.6B
~$0.8B 1
$3.4B
2013
2013 at current prices
2Q + 3Q19 Annualized
36%
28%
2013
3Q19

₮ Non-GAAP measures defined in advisories. For additional information regarding non-GAAP measures see the Company's website
(1) Non-GAAP reconciliations provided on Company's website and in Annual Filing. "2013 at current prices" is illustrative and reflects adjusted cash flow using reported FY2013 Gas and Liquids production volumes at 2Q19 and 3Q19 average benchmark prices of ~$58 / BBL WTI and ~$2.44 / MMBTU HHUB. This illustrative metric reflects what ECA directionally could have looked like with its 2013 commodity mix and cost structure in today's price environment encana

13 2020 Outlook 2020: Free Cash Flow to Balance Sheet A B 2020 Free Cash Flow is top priority Generate free cash flow and Prioritize free cash flow over modest liquids growth at mid- growth if prices soften cycle prices 1 Sustainable dividend growth Fundamental Principles • Driving returns De-leveraging the balance sheet • Strong balance sheet Improving returns through capital efficiency • Constant innovation Continued capital discipline and efficient operations (1) All dividend declarations are subject to Board approval13 2020 Outlook 2020: Free Cash Flow to Balance Sheet A B 2020 Free Cash Flow is top priority Generate free cash flow and Prioritize free cash flow over modest liquids growth at mid- growth if prices soften cycle prices 1 Sustainable dividend growth Fundamental Principles • Driving returns De-leveraging the balance sheet • Strong balance sheet Improving returns through capital efficiency • Constant innovation Continued capital discipline and efficient operations (1) All dividend declarations are subject to Board approval

14 Our Sustainable Business Roadmap Free Cash Flow Capital Discipline Balance Sheet Strength Dividend Growth Multi-Basin Portfolio with Scale Profitable Business at a Compelling Valuation Liquids Growth14 Our Sustainable Business Roadmap Free Cash Flow Capital Discipline Balance Sheet Strength Dividend Growth Multi-Basin Portfolio with Scale Profitable Business at a Compelling Valuation Liquids Growth

3Q19 Conference Call October 31, 20193Q19 Conference Call October 31, 2019

16 Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana will cause its subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), to file a registration statement on Form S-4, which will include Ovintiv’s prospectusas wellasEncana’sproxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWCO, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Participants in the Solicitation Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, bysecurityholdingsor otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.16 Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana will cause its subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), to file a registration statement on Form S-4, which will include Ovintiv’s prospectusas wellasEncana’sproxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWCO, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Participants in the Solicitation Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, bysecurityholdingsor otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

17 Future Oriented Information This presentation contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: • expectation of meeting or exceeding targets in corporate guidance • anticipated outlook and priorities therein, management of balance sheet and credit rating, access to liquidity, • anticipated capital program, including focus of development and allocation thereof, number of wells on stream, available free cash flow, returns, dividend growth, deleveraging, and focus on capital and efficient operations level of capital productivity, expected return and source of funding • growth in long-term shareholder value and plan to return cash to shareholders, including anticipated dividends • anticipated production, including growth from core assets, cash flow, free cash flow, capital coverage, payout, • expected net debt, net debt to adjusted EBITDA, target leverage, financial capacity and other debt metrics profit, net present value, rates of return, recovery, return on capital employed, production and execution • commodity price outlook efficiency, operating, income and cash flow margin, and margin growth, including expected timeframes • outcomes of risk management program, including exposure to commodity prices and foreign exchange, amount • well performance, completions intensity, location, running room and scale of assets, including its of hedged production, market access, market diversification strategy and physical sales locations competitiveness and pace of growth against peers, and costs within assets • environmental, health and safety performance • number of potential drilling locations, well spacing, number of wells per pad, decline rate, rig count, rig release • portfolio refinement and timing of closing thereof metrics, focus and timing of drilling, anticipated vertical and horizontal drilling, cycle times, commodity • advantages of multi-basin portfolio composition, gas-oil ratios and operating performance compared to type curves • completion and timing of the proposed corporate reorganization (including name change, share consolidation • pacesetting metrics being indicative of future well performance and costs, and sustainability thereof and U.S. domestication) and the benefits thereof, including opportunity to enhance long-term value for • timing, success and benefits from innovation, cube development approach, advanced completions design, scale shareholders, liquidity and capital market access, exposure to larger pools of investment, comparability with U.S. of development, high-intensity completions and precision targeting, and transferability of ideas peers, increase in passive and index ownership and benefits of the new brand and logo • anticipated efficiencies, including well costs, G&A, drilling and completion cycle times, supply chain management, • estimated tax impacts and other costs to the company and shareholders and operating, corporate, transportation and processing activities • timing of special meetingofsecurityholders • leading position and quality of plays in North America • the company’s sustainable business roadmap and elements thereof • estimated reserves and resources, including product types and stacked resource potential • ESG approach, performance and results, and sustainability thereof • expected transportation and processing capacity, commitments, curtailments and restrictions, including flexibility of commercial arrangements and costs and timing of certain infrastructure being operational FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: future commodity prices and differentials; foreign exchange rates; assumptions contained in corporate guidance and as specified herein; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; results from innovations; expectation that counterparties will fulfill their obligations; access to transportation and processing facilities; assumed tax, royalty and regulatory regimes; and expectations and projections made in light of Encana's historical experience and its perception of historical trends. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of shareholder, stock exchange and court approvals and satisfaction of other conditions; risks relating to the new company following the reorganization, including triggering provisions in certain agreements; negative publicity resulting from the reorganization and impacts to the company’s business and share price; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; variability and discretion to declare and pay dividends, if any; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; changes in credit rating and its impact on access to liquidity, including ability to issue commercial paper; currency and interest rates; risks inherent in corporate guidance; failure to achieve cost and efficiency initiatives; risks in marketing operations; risks associated with technology; risks that the description of transactions in external communications may not properly reflect the underlying legal and tax principles of the corporate reorganization; changes in or interpretation of laws or regulations; risks associated with existing and potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities and future net revenue; risks associated with past and future acquisitions or divestitures of certain assets or other transactions or receipt of amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm- outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties, as described in Encana’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Certain future oriented financial information or financial outlook information is included in this presentation to communicate current expectations as to Encana’s performance. Readers are cautioned that it may not be appropriate for other purposes. Rates of return for a particular asset or well are on a before-tax basis and are based on specified commodity prices with local pricing offsets, capital costs associated with drilling, completing and equipping a well, field operating expenses and certain type curve assumptions. Pacesetter well costs for a particular asset are a composite of the best drilling performance and best completions performance wells in the current quarter in such asset and are presented for comparison purposes. Drilling and completions costs have been normalized as specified in this presentation based on certain lateral lengths for a particular asset. For convenience, references in this presentation to “Encana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.17 Future Oriented Information This presentation contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: • expectation of meeting or exceeding targets in corporate guidance • anticipated outlook and priorities therein, management of balance sheet and credit rating, access to liquidity, • anticipated capital program, including focus of development and allocation thereof, number of wells on stream, available free cash flow, returns, dividend growth, deleveraging, and focus on capital and efficient operations level of capital productivity, expected return and source of funding • growth in long-term shareholder value and plan to return cash to shareholders, including anticipated dividends • anticipated production, including growth from core assets, cash flow, free cash flow, capital coverage, payout, • expected net debt, net debt to adjusted EBITDA, target leverage, financial capacity and other debt metrics profit, net present value, rates of return, recovery, return on capital employed, production and execution • commodity price outlook efficiency, operating, income and cash flow margin, and margin growth, including expected timeframes • outcomes of risk management program, including exposure to commodity prices and foreign exchange, amount • well performance, completions intensity, location, running room and scale of assets, including its of hedged production, market access, market diversification strategy and physical sales locations competitiveness and pace of growth against peers, and costs within assets • environmental, health and safety performance • number of potential drilling locations, well spacing, number of wells per pad, decline rate, rig count, rig release • portfolio refinement and timing of closing thereof metrics, focus and timing of drilling, anticipated vertical and horizontal drilling, cycle times, commodity • advantages of multi-basin portfolio composition, gas-oil ratios and operating performance compared to type curves • completion and timing of the proposed corporate reorganization (including name change, share consolidation • pacesetting metrics being indicative of future well performance and costs, and sustainability thereof and U.S. domestication) and the benefits thereof, including opportunity to enhance long-term value for • timing, success and benefits from innovation, cube development approach, advanced completions design, scale shareholders, liquidity and capital market access, exposure to larger pools of investment, comparability with U.S. of development, high-intensity completions and precision targeting, and transferability of ideas peers, increase in passive and index ownership and benefits of the new brand and logo • anticipated efficiencies, including well costs, G&A, drilling and completion cycle times, supply chain management, • estimated tax impacts and other costs to the company and shareholders and operating, corporate, transportation and processing activities • timing of special meetingofsecurityholders • leading position and quality of plays in North America • the company’s sustainable business roadmap and elements thereof • estimated reserves and resources, including product types and stacked resource potential • ESG approach, performance and results, and sustainability thereof • expected transportation and processing capacity, commitments, curtailments and restrictions, including flexibility of commercial arrangements and costs and timing of certain infrastructure being operational FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: future commodity prices and differentials; foreign exchange rates; assumptions contained in corporate guidance and as specified herein; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; results from innovations; expectation that counterparties will fulfill their obligations; access to transportation and processing facilities; assumed tax, royalty and regulatory regimes; and expectations and projections made in light of Encana's historical experience and its perception of historical trends. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of shareholder, stock exchange and court approvals and satisfaction of other conditions; risks relating to the new company following the reorganization, including triggering provisions in certain agreements; negative publicity resulting from the reorganization and impacts to the company’s business and share price; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; variability and discretion to declare and pay dividends, if any; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; changes in credit rating and its impact on access to liquidity, including ability to issue commercial paper; currency and interest rates; risks inherent in corporate guidance; failure to achieve cost and efficiency initiatives; risks in marketing operations; risks associated with technology; risks that the description of transactions in external communications may not properly reflect the underlying legal and tax principles of the corporate reorganization; changes in or interpretation of laws or regulations; risks associated with existing and potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities and future net revenue; risks associated with past and future acquisitions or divestitures of certain assets or other transactions or receipt of amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm- outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties, as described in Encana’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Certain future oriented financial information or financial outlook information is included in this presentation to communicate current expectations as to Encana’s performance. Readers are cautioned that it may not be appropriate for other purposes. Rates of return for a particular asset or well are on a before-tax basis and are based on specified commodity prices with local pricing offsets, capital costs associated with drilling, completing and equipping a well, field operating expenses and certain type curve assumptions. Pacesetter well costs for a particular asset are a composite of the best drilling performance and best completions performance wells in the current quarter in such asset and are presented for comparison purposes. Drilling and completions costs have been normalized as specified in this presentation based on certain lateral lengths for a particular asset. For convenience, references in this presentation to “Encana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

18 Advisory Regarding Oil & Gas Information All reserves estimates in this presentation are effective as of December 31, 2018, prepared by qualified reserves evaluators in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation ( COGE ) Handbook, National Instrument 51-101 (NI 51-101) and SEC regulations, as applicable. On August 14, 2017, Encana was granted an exemption by the Canadian Securities Administrators from the requirements under NI 51-101 that each qualified reserves evaluator or qualified reserves auditor appointed under section 3.2 of NI 51-101 and who execute the report under Item 2 of Section 2 of NI 51-101 be independent of Encana. Detailed Canadian and U.S. protocol disclosure will be contained in the Form 51-101F1 and Annual Report on Form 10-K, respectively. Information on the forecast prices and costs used in preparing the Canadian protocol estimates are contained in the Form 51-101F1. For additional information relating to risks associated with the estimates of reserves, see Item 1A. Risk Factors of the Annual Report on Form 10-K. Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Encana uses the terms play and resource play. Play encompasses resource plays, geological formations and conventional plays. Resource play describes an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by Encana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Encana has provided information with respect to its assets which are “analogous information” as defined in NI 51-101, including estimates of EUR and production type curves. This analogous information is presented on a basin, sub-basin or area basis utilizing data derived from Encana's internal sources, as well as from a variety of publicly available information sources which are predominantly independent in nature. Production type curves are based on a methodology of analog, empirical and theoretical assessments and workflow with consideration of the specific asset, and as depicted in this presentation, is representative of Encana’s current program, including relative to current performance, but are not necessarily indicative of ultimate recovery. Some of this data may not have been prepared by qualified reserves evaluators, may have been prepared based on internal estimates, and the preparation of any estimates may not be in strict accordance with COGEH. Estimates by engineering and geo-technical practitioners may vary and the differences may be significant. Encana believes that the provision of this analogous information is relevant to Encana's oil and gas activities, given its acreage position and operations (either ongoing or planned) in the areas in question, and such information has been updated as of the date hereof unless otherwise specified. Due to the early life nature of the various emerging plays discussed in this presentation, EUR is the most relevant specific assignable category of estimated resources. There is no certainty that any portion of the resources will be discovered. There is no certainty that it will be commercially viable to produce any portion of the estimated EUR. Estimates of Encana potential gross inventory locations, including premium return well inventory, include proved undeveloped reserves, probable undeveloped reserves, un-risked 2C contingent resources and unbooked inventory locations. As of December 31, 2018, on a proforma basis, 2,012 proved undeveloped locations, 3,844 probable undeveloped locations and 3,265 un-risked 2C contingent resource locations (in the development pending, development on-hold or development unclarified project maturity sub-classes) have been categorized as either reserves or contingent resources. Unbooked locations have not been classified as either reserves or resources and are internal estimates that have been identified by management as an estimation of Encana's multi-year potential drilling activities based on evaluation of applicable geologic, seismic, engineering, production, resource and acreage information. There is no certainty that Encana will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The locations on which Encana will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of capital, regulatory and partner approvals, seasonal restrictions, equipment and personnel, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained, production rate recovery, transportation constraints and other factors. While certain of the unbooked locations may have been de-risked by drilling existing wells in relative close proximity to such locations, many of other unbooked locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional proved or probable reserves, resources or production. 30-day IP and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery. The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.18 Advisory Regarding Oil & Gas Information All reserves estimates in this presentation are effective as of December 31, 2018, prepared by qualified reserves evaluators in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation ( COGE ) Handbook, National Instrument 51-101 (NI 51-101) and SEC regulations, as applicable. On August 14, 2017, Encana was granted an exemption by the Canadian Securities Administrators from the requirements under NI 51-101 that each qualified reserves evaluator or qualified reserves auditor appointed under section 3.2 of NI 51-101 and who execute the report under Item 2 of Section 2 of NI 51-101 be independent of Encana. Detailed Canadian and U.S. protocol disclosure will be contained in the Form 51-101F1 and Annual Report on Form 10-K, respectively. Information on the forecast prices and costs used in preparing the Canadian protocol estimates are contained in the Form 51-101F1. For additional information relating to risks associated with the estimates of reserves, see Item 1A. Risk Factors of the Annual Report on Form 10-K. Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Encana uses the terms play and resource play. Play encompasses resource plays, geological formations and conventional plays. Resource play describes an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by Encana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Encana has provided information with respect to its assets which are “analogous information” as defined in NI 51-101, including estimates of EUR and production type curves. This analogous information is presented on a basin, sub-basin or area basis utilizing data derived from Encana's internal sources, as well as from a variety of publicly available information sources which are predominantly independent in nature. Production type curves are based on a methodology of analog, empirical and theoretical assessments and workflow with consideration of the specific asset, and as depicted in this presentation, is representative of Encana’s current program, including relative to current performance, but are not necessarily indicative of ultimate recovery. Some of this data may not have been prepared by qualified reserves evaluators, may have been prepared based on internal estimates, and the preparation of any estimates may not be in strict accordance with COGEH. Estimates by engineering and geo-technical practitioners may vary and the differences may be significant. Encana believes that the provision of this analogous information is relevant to Encana's oil and gas activities, given its acreage position and operations (either ongoing or planned) in the areas in question, and such information has been updated as of the date hereof unless otherwise specified. Due to the early life nature of the various emerging plays discussed in this presentation, EUR is the most relevant specific assignable category of estimated resources. There is no certainty that any portion of the resources will be discovered. There is no certainty that it will be commercially viable to produce any portion of the estimated EUR. Estimates of Encana potential gross inventory locations, including premium return well inventory, include proved undeveloped reserves, probable undeveloped reserves, un-risked 2C contingent resources and unbooked inventory locations. As of December 31, 2018, on a proforma basis, 2,012 proved undeveloped locations, 3,844 probable undeveloped locations and 3,265 un-risked 2C contingent resource locations (in the development pending, development on-hold or development unclarified project maturity sub-classes) have been categorized as either reserves or contingent resources. Unbooked locations have not been classified as either reserves or resources and are internal estimates that have been identified by management as an estimation of Encana's multi-year potential drilling activities based on evaluation of applicable geologic, seismic, engineering, production, resource and acreage information. There is no certainty that Encana will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The locations on which Encana will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of capital, regulatory and partner approvals, seasonal restrictions, equipment and personnel, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained, production rate recovery, transportation constraints and other factors. While certain of the unbooked locations may have been de-risked by drilling existing wells in relative close proximity to such locations, many of other unbooked locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional proved or probable reserves, resources or production. 30-day IP and other short-term rates are not necessarily indicative of long-term performance or of ultimate recovery. The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

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Non GAAP Measures

Certain measures in this presentation do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies. These measures have been provided for meaningful comparisons between current results and other periods and should not be viewed as a substitute for measures reported under U.S. GAAP. For additional information regarding non-GAAP measures, including reconciliations, see the Company's website and Encana's most recent Annual Report as filed on SEDAR and EDGAR. Non-GAAP measures include:

- **Non-GAAP Cash Flow, Non-GAAP Cash Flow Per Share (CFPS), Non-GAAP Free Cash Flow, Non-GAAP Free Cash Flow Yield and Non-GAAP Cash Flow Margin** – Non-GAAP Cash Flow (or Cash Flow) is defined as cash from (used in) operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and current tax on sale of assets. Non-GAAP CFPS is Non-GAAP Cash Flow divided by the weighted average number of common shares outstanding. Non-GAAP Free Cash Flow (or Free Cash Flow) is Non-GAAP Cash Flow in excess of capital expenditures, excluding net acquisitions and divestitures. Non-GAAP Free Cash Flow Yield is annualized Non-GAAP Free Cash Flow compared to current market capitalization. Non-GAAP Cash Flow Margin is Non-GAAP Cash Flow per BOE of production. Management believes these measures are useful to the company and its investors as a measure of operating and financial performance across periods and against other companies in the industry, and are an indication of the company's ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. These measures may be used, along with other measures, in the calculation of certain performance targets for the company's management and employees.
- **Total Costs per BOE** is defined as the summation of production, mineral and other taxes, upstream transportation and processing expense, upstream operating expense and administrative expense, excluding the impact of long-term incentive and restructuring costs, per BOE of production. Management believes this measure is useful to the company and its investors as a measure of operational efficiency across periods.
- **Non-GAAP Operating Earnings (Loss)** – is defined as Net Earnings (Loss) excluding non-recurring or non-cash items that management believes reduces the comparability of the company's financial performance between periods. These items may include, but are not limited to, unrealized gains/losses on risk management, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures and gains on debt retirement. Income taxes may include valuation allowances and the provision related to the pre-tax items listed, as well as income taxes related to divestitures and U.S. tax reform, and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.
- **Net Debt, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Annualized Leverage** – Net Debt is defined as long-term debt, including the current portion, less cash and cash equivalents. Management uses this measure as a substitute for total long-term debt in certain internal debt metrics as a measure of the company's ability to service debt obligations and as an indicator of the company's overall financial strength. Adjusted EBITDA is defined as trailing 12-month net earnings (loss) before income taxes, DD&A, impairments, accretion of asset retirement obligation, interest, unrealized gains/losses on risk management, foreign exchange gains/losses, gains/losses on divestitures and other gains/losses. Net Debt to Adjusted EBITDA is monitored by management as an indicator of the company's overall financial strength. Annualized leverage is defined as net debt to adjusted EBITDA based on Adjusted EBITDA generated in the period on an annualized basis.
- **Operating Margin/Operating Cash Flow/Operating Netback** – Product revenues less costs associated with delivering the product to market, including production, mineral and other taxes, transportation and processing and operating expenses. When presented on a per BOE basis, Operating Margin/Operating Cash Flow/Operating Netback is defined as indicated divided by average barrels of oil equivalent sales volumes. Operating Margin/Operating Cash Flow/Operating Netback is used by management as an internal measure of the profitability of a play(s).
- **Free Operating Cash Flow** – Operating Cash Flow in excess of capital investment, excluding net acquisitions and divestitures.
- **Upstream Operating Cash Flow** – Upstream Operating Cash Flow is a measure that adjusts the Canadian, USA and China Operations revenues for production, mineral and other taxes, transportation and processing expense, and operating expense. Management monitors Upstream Operating Cash Flow as it reflects operating performance and measures the amount of cash generated from the company's upstream operations.
- **Upstream Operating Free Cash Flow** – is defined as Upstream Operating Cash Flow in excess of capital investment, excluding net acquisitions and divestitures.

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Non-GAAP Measures - Reconciliations

2019 YTD Q3 Free Cash Flow Excluding Restructuring and Acquistion Costs	2019 Q3 YTD As Reported	Restructuring Costs	Acquisition Costs	Adjusted
Cash from Operating Activities	2,191	134	33	2,358
(Add back) Deduct:				
Net Change in Other Assets and Liabilities	(55)			(55)
Net Change in non-cash Working capital	130			130
Non-GAAP Cash Flow	2,116	134	33	2,283
Capital Investment	2,052			2,052
Non-GAAP Free Cash Flow	64	134	33	231

2019 Free Cash Flow Excluding restructuring and acquisition costs

- Restructuring and acquisition amounts per notes 8 and note 18

2013 Non-GAAP Cash Flow Sensitivity	2013 As Reported	Impact of Gas Realized Price Change	Impact of Liquids Realized Price Change	2013 at current prices
Cash from Operating Activities	2,289	(1,205)	(538)	546
(Add back) Deduct:				
Net Change in Other Assets and Liabilities	(80)			(80)
Net Change in non-cash Working capital	(179)			(179)
Cash Tax on Sale of assets	(33)			(33)
Non-GAAP Cash Flow	2,581	(1,205)	(538)	838

- Gas Pricing: 2Q19 and 3Q19 average realized gas price of $2.38/mcf versus FY 2013 average price of $3.57/mcf for an estimated revenue impact of $1.2 billion on 2013 volumes of 2,777 MMcf/d
- Liquids pricing: 2Q19 and 3Q19 average realized price of $39.94/bbl versus FY 2013 average price of $67.30/bbl for an estimated revenue impact of ~$0.5 billion on 2013 volumes of 54 Mbbls/d
- No impact estimated to hedge realizations, taxes, or other costs included

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